Exhibit 1.01
XPO Logistics, Inc.
Conflict Minerals Report
For the reporting period from January 1, 2015 to December 31, 2015

Introduction and Company Overview
XPO Logistics, Inc. (“XPO”, “we”, “our”, “us”, or the “Company”) presents this Conflict Minerals Report (the “Report”) for the reporting period January 1, 2015 to December 31, 2015, pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”). The Securities and Exchange Commission (the “SEC”) adopted the Rule to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”). The Rule imposes certain reporting obligations on registrant companies who manufacture, or contract to manufacture, products that contain Conflict Minerals that are necessary to the functionality or production of their products. For products that contain necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries.” Please refer to the Rule, Form SD and the SEC Release No. 34-67716 (August 22, 2012) for definitions of terms used in this Report, unless otherwise defined herein.
Covered Products
Conflict Minerals in the form of gold and the derivatives tantalum, tin, and tungsten (collectively “3TG”) are necessary to the functionality or production of certain trailers sold to external customers that are manufactured by one of the Company’s operations, XPO Logistics Manufacturing, Inc. (“Manufacturing”). These products are collectively referred to in this Report as the “Covered Products.”
Reasonable Country of Origin Inquiry
XPO’s process for determining the country of origin of Conflict Minerals contained in our Covered Products (our “reasonable country of origin inquiry” or “RCOI”) was to conduct a supply-chain survey with our direct suppliers using the Conflict Minerals Reporting Template (the “Template”) developed by the Conflict Free Sourcing Initiative (“CFSI”).
We surveyed 41 suppliers that provide components and materials for our Covered Products, which represent (1) suppliers that Manufacturing’s management knew or reasonably thought supplied components and materials that contain Conflict Minerals, and (2) suppliers that represent approximately 90% of our purchasing spend for Covered Products in 2015. Approximately 98% of the surveyed suppliers provided responses.
Survey Responses

•	Approximately 60% of our responding suppliers reported using no 3TG in their products sold to Manufacturing for Covered Products and, therefore, utilize no smelters or refiners of concern.

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The remaining 40% of respondents reported that they use one or more of the 3TG Conflict Minerals in at least some of their products. All of these suppliers provided Conflicts Mineral data to us at a general company or divisional level; they did not indicate whether any Conflict Minerals were actually contained in the particular products, parts or raw materials they sell specifically to us. These “blanket responses” covering the totality of what these direct suppliers sell in aggregate to their customers do not allow us to determine whether any of the Conflict Minerals reported by these direct suppliers are actually contained in the particular products, parts or raw materials the direct supplier sells specifically to us.

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Approximately 20% of the suppliers who utilize 3TG in some or all of the products they sell to their entire customer base did not provide information about the smelter or refiner entities in their own supply chain; the other 80% of these suppliers provided a list of some or all smelters and refiners utilized in their respective supply chains. In total, these suppliers provided the names of approximately 14,200 3TG smelters or refiners. We are unable to validate whether any of the 14,200 3TG smelters or refiners who were disclosed by our direct suppliers as being part of the direct supplier’s upstream supply chain are actually part of XPO’s supply chain.

Based on the results of our RCOI, we did not receive sufficient information to be able to formulate a reasonable belief that all of the Conflict Minerals in our supply chain for Covered Products did not originate in the Covered Countries or were from recycled or scrap sources.

Due Diligence
Design of Due Diligence
In accordance with Rule 13p-1, we undertook due diligence efforts on the source and chain of custody of Conflict Minerals in our supply chain for Covered Products. Rule 13p-1 requires that a registrant’s due diligence follow a nationally or internationally recognized due diligence framework. XPO’s due diligence measures, processes, and related documentation were designed to conform with the due diligence framework set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements for each of the conflict minerals (the “OECD Guidance”). The OECD Guidance is an internationally recognized framework for risk-based due diligence for responsible supply chains of conflict minerals from conflict-affected and high-risk areas.
Due Diligence Measures Performed
Establish Strong Company Management Systems
A cross-functional team developed and implemented our supply chain due diligence. This team includes members of Legal, Operations and Purchasing and leads our conflict minerals compliance efforts.
Identify and Assess Risks in the Supply Chain
We reviewed and analyzed the completed Templates and other responses from our direct suppliers. A vast majority of the responses we received from suppliers provided information at a general company or divisional level rather than at a product level. We received names of smelters and refiners from some, but not all, of the suppliers. However, suppliers that listed 3TG smelters and refiners at a general company or divisional level did not provide us with sufficient detail regarding the specific products we purchase or the specific smelters and refiners that processed our necessary Conflict Minerals that would have allowed us to confirm that the Conflict Minerals in our Covered Products were processed by any particular 3TG smelter or refiner.
Design and Implement a Strategy to Respond to Identified Risks
Manufacturing’s Purchasing team communicates with suppliers and facilitates our due diligence using the Template.
Carry out Independent Third-Party Audit of Smelter’s/Refiner’s Due Diligence Practices
Since we do not have direct relationships with smelters or refiners of the Conflict Minerals in our Covered Products, we did not carry out audits of these facilities.
Report Annually on Supply Chain Due Diligence
This Conflict Minerals Report is publicly available on the Company’s corporate website at www.xpo.com under the heading “Investors” within the “Financial Information” tab and is filed with the SEC.
Efforts to Determine the Conflict Minerals’ Mine or Location of Origin
The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between us and the original sources of Conflict Minerals. The Company does not purchase Conflict Minerals directly from 3TG mines, smelters or refiners. Through our utilization of CFSI tools, the OECD Guidance, and requesting our direct suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners from our direct suppliers represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Steps to be Taken to Mitigate Risk
During 2016, the Company intends to take the following steps, among others, to improve the due diligence conducted and to further mitigate any risk that the Conflict Minerals in its Covered Products could fund armed conflict in the Covered Countries:

•	Expand the number of suppliers that supply information regarding the use of Conflict Minerals.

•	Engage with suppliers to attempt to increase the response rate and improve the content of the supplier survey responses, including reporting at a product-specific level.

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Engage suppliers found to be supplying Conflict Minerals originating from the Covered Countries, if any, to establish an alternative supply source that does not support armed conflict in the Covered Countries.